701 N Haven Avenue Suite 350 Ontario, CA 91764 909.980.4030

May 3, 2018

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CVB Financial Corp.
Registration Statement on Form S-4, as amended (File No. 333-224311)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, CVB Financial Corp. (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-4 (File No. 333-224311) (as amended, the “Registration Statement”) be declared effective as of 4:30 p.m., Washington, D.C. time, on May 7, 2018, or as soon thereafter as is practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Ben Chung of Morrison & Foerster LLP, counsel to the Registrant, at (213) 892-5562 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

CVB FINANCIAL CORP.

By:	/s/ Richard H. Wohl
Richard H. Wohl
Executive Vice President and General Counsel

cc: Craig D. Miller